Exhibit 21.1
Subsidiaries of the Peplin, Inc.

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Neosil, Inc.	Delaware, USA
Peplin Biolipids Pty Ltd	Queensland, Australia
Peplin Ireland Limited	Ireland
Peplin Limited	Queensland, Australia
Peplin Operations Pty Ltd	Queensland, Australia
Peplin Operations USA, Inc.	California, USA
Peplin Research Pty Ltd	Queensland, Australia
Peplin Unit Trust	Queensland, Australia